UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2024

Commission File Number 001-36487

Atlantica Sustainable Infrastructure plc
(Exact name of Registrant as specified in its charter)

Not applicable
(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel: +44 203 499 0465

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

 March 1, 2024  FY 2023 Earnings Presentation

 2  DISCLAIMER  Forward Looking Statements  This presentation contains forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this presentation, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate. In some cases, you can identify forward- looking statements by terminology such as "anticipate“, “believe”, “could”, “estimate”, “expect“, “may”, “potential”, “should” or “will” or the negative of such terms or other similar expressions or terminology.  By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements speak only as of the date of this presentation and are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements. Except as required by law, we do not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof or to reflect anticipated or unanticipated events or circumstances.  Investors should read the section entitled “Item 3.D.—Risk Factors” and the description of our segments and business sectors in the section entitled “Item 4.B. Information on the Company—Business Overview”, each in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed with the Securities and Exchange Commission (“SEC”), for a more complete discussion of the risks and factors that could affect us.  Forward-looking statements include, but are not limited to, statements relating to: our financing strategy; our investment plan, including our committed or earmarked investments for 2024; growth update and projects pipeline, our projects under construction or in advance development, including leveraging the framework provided by the Inflation Reduction Act in the U.S.; our plans to sell or acquire certain assets; CAFD estimates, including per currency, geography and sector; net corporate debt / CAFD before corporate debt service based on CAFD estimates; debt refinancing or reduction, including the refinancing risks at the project level; corporate liquidity and debt maturities; our expectations about the demand of renewable energy and our ability to capture growth opportunities; self- amortizing project debt structure; our balance sheet and state of our liquidity; the use of non-GAAP measures as a useful tool for investors; the possibility to extend asset life; efforts relating to environmental, social and governance goals; and various other factors, including those factors discussed under “Item 3.D.—Risk Factors” and “Item 5.A.—Operating Results” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023 filed with the SEC.  The CAFD and other guidance incorporated into this presentation are estimates as of March 1, 2024. These estimates are based on assumptions believed to be reasonable as of the date Atlantica Sustainable Infrastructure plc (“Atlantica”, the “Company”, “we” or “us”) published its 2023 Financial Results. We disclaim any current intention to update such guidance, except as required by law.  Non-GAAP Financial Measures  This presentation also includes certain non-GAAP financial measures, including Adjusted EBITDA, CAFD, and CAFD per share. Non-GAAP financial measures are not measurements of our performance or liquidity under IFRS as issued by IASB and should not be considered alternatives to operating profit or profit for the period or net cash provided by operating activities or any other performance measures derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities. Please refer to the appendix of this presentation for a reconciliation of the non-GAAP financial measures included in this presentation to the most directly comparable financial measures prepared in accordance with IFRS as well as the reasons why management believes the use of non-GAAP financial measures (including CAFD, CAFD per share, Adjusted EBITDA) in this presentation provides useful information to investors.  In our discussion of operating results, we have included foreign exchange impacts in our revenue and Adjusted EBITDA growth. The constant currency presentation is not a measure recognized under IFRS and excludes the impact of fluctuations in foreign currency exchange rates. We believe that constant currency information provides valuable supplemental information regarding our results of operations. We calculate constant currency amounts by converting our current period local currency revenue and Adjusted EBITDA using the prior period foreign currency average exchange rates and comparing these adjusted amounts to our prior period reported results. This calculation may differ from similarly titled measures used by others and, accordingly, the constant currency presentation is not meant to be a substitute for recorded amounts presented in conformity with IFRS as issued by the IASB nor should such amounts be considered in isolation.

 3  FY 2023 Earnings Presentation  The Year in Review  12%  Growth in Renewable Generation Pipeline  $  > 340  Million  Project Refinancing3 during the year  Including Tierra Linda, La Tolua, Albisu, and Honda 1.  Our partner in Monterrey initiated a process to sell its 70% stake in the asset. Such process is well advanced and, as part of it, we intend to sell our interest as well under the same terms. The net proceeds to Atlantica are expected to be in the range of $45 to $52 million, after tax. The transaction is subject to certain conditions precedent and final transaction closing. We cannot guarantee that the transaction will finally close.  Including €198.0 million from the Project Debt at Solaben 2/3 and €111.0 million from the Project Debt at Logrosan, the holding company for Solaben 1/6 and Solaben 2/3. Considering an average FX Euro/Dollar for 2023 of 1.0816.  New Assets Reaching COD1  4 assets from our development pipeline reached COD during 2023  3 Projects Underway Leveraging IRA  In construction or in Advanced Development  $175-220 Million  In investment committed or earmarked for 2024  Capital Recycling  2  30% participation in  Monterrey  $  45-52  Million

 4  FY 2023 Earnings Presentation  HIGHLIGHTS  Operating Results  CAFD per share is calculated by dividing CAFD for the period by the weighted average number of shares for the period (see reconciliation on page 29).  Excluding the impact of FX and of the unscheduled outage at Kaxu in 2023, net of insurance income related to this event.  (Achieved Guidance)  US$ in million (except CAFD per share)  2023  Full  2022  year  ∆  Reported  Revenue  1,099.9  1,102.0  (0.2)%  Adjusted EBITDA  794.9  797.1  (0.3)% +1.7%  CAFD  235.7  237.9  Adj. EBITDA growth  on a comparable  (0.9)% basis2  CAFD per share1  2.03  2.07  (2.1)%

 5  FY 2023 Earnings Presentation  HIGHLIGHTS  Performance by Region and Sector  North America  South America  EMEA  Renewables  Efficient Nat.  Gas & Heat  Transmission  Lines  Water  Revenue  Adjusted  EBITDA  US$ in million  Revenue  Adjusted EBITDA  By Region  By Sector  2023  2022  ∆  424.9  405.1  4.9%  319.3  310.0  3.0%  2023  2022  ∆  188.1  166.4  13.0%  146.7  126.5  15.9%  2023  2022  ∆  486.9  530.5  (8.2)%  328.9  360.6  (8.8)%  2023  2022  ∆  802.8  821.4  (2.3)%  575.7  588.0  (2.1)%  2023  2022  ∆  118.4  113.6  4.2%  87.4  84.6  3.4%  2023  2022  ∆  123.5  113.2  9.0%  96.0  88.0  9.1%  2023  2022  ∆  55.2  53.8  2.7%  35.8  36.5  (2.0)%

 6  FY 2023 Earnings Presentation  Includes 49% of Vento II production since its acquisition. Includes curtailment in wind assets for which we receive compensation.  Represents total installed capacity in assets owned or consolidated at the end of the period, regardless of our percentage of ownership in each of the assets, except for Vento II, for which we have included our 49% interest.  GWh produced includes 30% share of the production from Monterrey.  Availability refers to the time during which the asset was available to our client totally or partially divided by contracted or budgeted availability, as applicable.  Includes 43 MW corresponding to our 30% share in Monterrey and 55 MWt corresponding to thermal capacity from Calgary District Heating.  KEY OPERATIONAL METRICS  Operational Performance  Renewables  2023  2022  GWh produced1  5,458  5,319  MW in operation2  2,171  2,121  Transmission Lines  2023  2022  Availability4  100.0%  100.0%  Miles in operation  1,229  1,229  Efficient Natural Gas & Heat  Water  2023  2022  Availability4  99.7%  102.3%  Mft3 in operation2  17.5  17.5  2023  2022  GWh produced3  2,549  2,501  Availability4  99.6%  98.9%  MW in operation5  398  398

 7  FY 2023 Earnings Presentation  GROWTH UPDATE  $175 - 220 Million1 Invested, Committed or Earmarked for 2024 in our Development and Construction Projects  Total $175 – 220M1  (1) Estimation of equity already invested, committed or earmarked for investment in 2024 in projects currently under construction or expected to start construction in 2024, including expansions and repowerings.  Coso Batteries 1 & Coso Batteries 2  Overnight  PV & Storage US  $105 - 115M  Other PV &  Storage  $35 - 60M  Expansion of transmission lines $30 - 35M  Transmission   Other projects in geographies where we are present  Others  $5 - 10M  PV and storage in other geographies

 8  FY 2023 Earnings Presentation  SOME OF OUR PROJECTS  Some of our Projects Under Construction and Advanced Development Stage  Overnight Solar  150 MW PV  California  15-year busbar PPA with Southern California Edison  Phase 2 storage planned for a future expansion  ATS and  ATN  Expansions  Transmission  Fixed capacity payments with inflation indexation  Denominated in US dollars  Expected investment $40-43 million  Under construction

 9  FY 2023 Earnings Presentation  GROWTH UPDATE  12% Growth in Renewables Pipeline in 2023 vs 2022  47%  11%  41%  1%  PV  Wind  Storage Others  Project Type (GW)1  22%  28%  50%  Ready to build 24-25 Advanced development stage Early stage  20%  80%  Repowering, expansion of existing assets  Greenfield developments  Only includes projects estimated to be ready to build before or in 2030 of approximately 3.7 GW, 2.2 GW of renewable energy and 1.5 GW of storage (equivalent to 6.0 GWh). Capacity measured by multiplying the size of each project by Atlantica’s ownership. Potential expansions of transmission lines not included.  Percentage change between reported 2023 and 2022 pipeline.  Renewable  Energy(GW)  Storage (GWh)  1.2  4.3  0.4  1.6  0.6  0.1  North  America  Europe  South America  Source (GW)1  Project Stage (GW)1  Development Pipeline  2.2 +12%  6.0 +5%  2023%∆2  2023%∆2  Total  Pipeline by Segment, Type, and Timing

 See “Disclaimer – Forward Looking Statements”. See reconciliation of 2024E Guidance on page 31.  Adjusted EBITDA guidance includes a positive non-cash adjustment for approximately $45.0 million corresponding to the difference between billings and revenue in assets accounted for as concessional financial assets, primarily related to ACT, a negative non-cash adjustment of up to $2.6 million related to electricity market prices in Spain and a negative non-cash adjustment of approximately $58.1 million related to income from cash grants in the U.S.  Our partner in Monterrey initiated a process to sell its 70% stake in the asset. Such process is well advanced and, as part of it, we intend to sell our interest as well under the same terms. The net  proceeds to Atlantica are expected to be in the range of $45 to $52 million, after tax. The transaction is subject to certain conditions precedent and final transaction closing. We cannot guarantee that 10 the transaction will finally close.  FY 2023 Earnings Presentation  2024E Guidance  800  220  - 850  - 270  Range in $ Millions  Adjusted EBITDA2  CAFD  2024 TARGETS  2024E Target Guidance  Wider CAFD Range  Sale of Monterrey stake3  Kaxu unscheduled outage  Market price volatility in Spain (to be compensated in the future according to regulation)  Collections at ACT  +  -  -  -  +

 Appendix  FY 2023 Results Presentation

FY 2023 Earnings Presentation

Atlantica
Sustainable Infrastructure

SIZEABLE AND DIVERSIFIED ASSET PORTFOLIO

# Portfolio Breakdown Based on Estimated CAFD



- 69% Renewable
- 14% Eff. Natural Gas & Heat
- 13% Transmission Lines
- 4% Water



- 38% North America
- 35% Europe
- 20% South America
- 7% RoW


Sector[1]
Geography[1]
Interest rates
Currency
Highly Contracted (~100%)[6]
Stable Cashflows
Atlantica
Sustainable Infrastructure

**>50%** of Revenue non dependent on natural resource[5]

**~92%** of interest rates in project debt are fixed or hedged[3]

**13 years** Weighted Average PPA Life Remaining[4]

**>90%** Denominated in USD or hedged[1,2]

(1) Based on CAFD estimates for the 2024-2027 period as of March 1, 2024, for the assets as of December 31, 2023, including assets that have reached COD before March 1, 2024. See "Disclaimer – Forward Looking Statements".
(2) Euro denominated cash flows from assets in Europe, net of euro-denominated corporate interest payments and general and administrative expenses, are hedged through currency options on a rolling basis 100% for the next 12 months and 75% for the following 12 months.
(3) Based on weighted outstanding debt as of December 31, 2023.
(4) Calculated as weighted average years remaining as of December 31, 2023, based on CAFD estimates for the 2024-2027 period, including assets that have reached COD before March 1, 2024. See "Disclaimer – Forward Looking Statements".
(5) Calculated as a % of Revenue from FY 2023. Revenues non-dependent on natural resources includes transmission lines, efficient natural gas and heat, water assets and approximately 76% revenues received by our Spanish assets.
(6) 100% contracted or regulated. Regulated revenue in Spain, Chile TL3 and Italy and non-contracted nor regulated in the case of Chile PV1 and Chile PV3.

12

 13  FY 2023 Earnings Presentation  (1) Consolidated cash as of December 31, 2023, decreased by $152.6 million vs December 31, 2022, including FX translation differences of $2.3 million.  CASH FLOW  Operating Cash Flow  US$ in million  2023  2022  Adjusted EBITDA  794.9  XX  797.1  Share in Adjusted EBITDA of unconsolidated affiliates  (34.6)  (45.8)  Net interest and income tax paid  (272.7)  (277.3)  Changes in working capital  (95.8)  )  78.8  Non-monetary items and other  (3.7)  33.5  NET CASH PROVIDED BY OPERATING ACTIVITIES  388.1  586.3  Acquisitions of subsidiaries and entities under the equity method and investments in assets under development and construction  (85.5)  (87.3)  Investments in operating concessional assets  (27.9)  (39.1)  Distributions from entities under the equity method & other  61.8  68.9  NET CASH USED IN INVESTING ACTIVITIES  (51.6)  (57.4)  NET CASH USED IN FINANCING ACTIVITIES  (491.4)  (535.0)  Net (decrease) in consolidated cash1  (154.9)  (6.1)

FY 2023 Earnings Presentation

Atlantica Sustainable Infrastructure

NET DEBT

# Net Corporate Debt to CAFD pre corporate interest at 3.8x

US$ in million

| | | Dec. 31, 2023 | Dec. 31, 2022 |
|---|---|---|---|
| Corporate | Net Corporate Debt[1] | 1,051.7 | 956.4 |
| | Net Corporate Debt/ CAFD pre corporate debt service[2] | 3.8x | 3.4x |
| Project | Net Project Debt[3] | 3,904.0 | 4,012.9 |

(1) Net corporate debt is calculated as long-term corporate debt plus short-term corporate debt minus cash and cash equivalents at Atlantica's corporate level.
(2) Net corporate debt / CAFD before corporate debt service is calculated as net corporate debt divided by 2023 CAFD before corporate debt service. CAFD pre-corporate debt service is calculated as CAFD plus corporate debt interest paid by Atlantica.
(3) Net project debt is calculated as long-term project debt plus short-term project debt minus cash and cash equivalents at the consolidated project level.

14

 15  FY 2023 Earnings Presentation  Emissions Reduction Targets  Approved Science-Based GHG  Emissions Reduction Target  ESG  Our Efforts on ESG Continue to be Recognized  S&P Global Sustainability Yearbook 2024  3rd consecutive year  GRESB Infrastructure Public Disclosure  A Rating  Ranked 1st. Best performer  2nd consecutive year  Climate Change “A List”  Leadership  3rd consecutive year  Climate Change and Water Security(New) “A” List Leadership  4th consecutive year  Utility Industry Top Rated ESG Risk Rating

FY 2023 Earnings Presentation

Atlantica
Sustainable Infrastructure

HISTORICAL FINANCIAL REVIEW

# Key Financials by Quarter (1/2)

| Key Financials US$ in thousands | 2021 | 1Q22 | 2Q22 | 3Q22 | 4Q22 | 2022 | 1Q23 | 2Q23 | 3Q23 | 4Q23 | 2023 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **Revenue** | **1,211,749** | **247,452** | **307,832** | **303,121** | **243,624** | **1,102,029** | **242,509** | **312,110** | **303,964** | **241,311** | **1,099,894** |
| **Adjusted EBITDA** | **824,388** | **173,626** | **228,678** | **228,336** | **166,459** | **797,100** | **174,204** | **229,624** | **223,454** | **167,640** | **794,922** |
| Atlantica's pro-rata share of Adjusted EBITDA from unconsolidated affiliates | (31,057) | (14,202) | (15,988) | (7,387) | (8,192) | (45,769) | (11,796) | (7,755) | (5,726) | (9,370) | (34,647) |
| Non-monetary items | 55,809 | 10,413 | 10,940 | 10,839 | (4,196) | 27,996 | 649 | (2,384) | 9,973 | (11,357) | (3,119) |
| *Accounting provision for electricity market prices in Spain* | *77,055* | *7,141* | *10,585* | *10,507* | *(2,980)* | *25,253* | *(1,153)* | *(4,460)* | *9,503* | *(7,385)* | *(3,495)* |
| *Difference between billings and revenue in assets accounted for as concessional financial assets* | *38,890* | *18,169* | *15,050* | *14,978* | *13,434* | *61,630* | *16,441* | *16,695* | *15,099* | *10,657* | *58,892* |
| *Income from cash grants in the US* | *(58,711)* | *(14,897)* | *(14,695)* | *(14,645)* | *(14,650)* | *(58,888)* | *(14,639)* | *(14,619)* | *(14,629)* | *(14,629)* | *(58,516)* |
| *Other non-monetary items* | *(1,424)* | - | - | - | - | - | - | - | - | - | |
| Maintenance Capex | (17,722) | (2,844) | (3,614) | (7,283) | (4,847) | (18,588) | (7,630) | (12,041) | (5,067) | (3,191) | (27,929) |
| Dividends from unconsolidated affiliates | 34,883 | 31,870 | 11,921 | 12,411 | 11,493 | 67,695 | 12,401 | 3,063 | 13,416 | 5,449 | 34,329 |
| Net interest and income tax paid | (342,263) | (16,546) | (112,705) | (32,885) | (115,148) | (277,284) | (30,179) | (108,666) | (21,059) | (112,805) | (272,708) |
| Changes in other assets and liabilities | 43,696 | (5,588) | 6,415 | 52,186 | 49,885 | 102,896 | (92,980) | (8,295) | (11,516) | 20,055 | (92,736) |
| Deposits into/withdrawals from debt service accounts[1] | 2,729 | 11,805 | 8,020 | (20,503) | 33,696 | 33,018 | 9,820 | 11,418 | (8,813) | 35,192 | 47,617 |
| Change in non-restricted cash at project companies[1] | 2,209 | (103,116) | 51,501 | (135,718) | 125,662 | (61,672) | 43,114 | 73,659 | (98,297) | 107,849 | 126,325 |
| Dividends paid to non-controlling interests | (28,134) | (6,221) | (9,800) | (10,421) | (12,767) | (39,209) | (6,011) | (11,180) | (8,568) | (5,674) | (31,433) |
| Principal amortization of indebtedness net of new indebtedness at projects | (318,991) | (24,789) | (112,427) | (27,912) | (183,183) | (348,311) | (30,543) | (103,918) | (28,208) | (142,211) | (304,880) |
| **Cash Available For Distribution (CAFD)** | **225,547** | **54,407** | **62,941** | **61,662** | **58,862** | **237,872** | **61,049** | **63,525** | **59,589** | **51,577** | **235,740** |
| Dividends declared[2] | 193,422 | 50,202 | 51,332 | 51,645 | 51,645 | 204,824 | 51,688 | 51,688 | 51,691 | 51,691 | 206,758 |
| # of shares[3] | | 114,095,845 | 115,352,085 | 116,055,126 | 116,055,126 | | 116,153,273 | 116,153,273 | 116,159,054 | 116,159,054 | |
| **DPS (in $ per share)** | **1.735** | **0.44** | **0.445** | **0.445** | **0.445** | **1.775** | **0.445** | **0.445** | **0.445** | **0.445** | **1.780** |

(1) "Deposits into/withdrawals from restricted accounts" and "Change in non-restricted cash at project level" are calculated on a constant currency basis to reflect actual cash movements isolated from the impact of variations generated by foreign exchange changes during the period. Prior periods have been recalculated to conform to this presentation.
(2) Dividends are paid to shareholders in the quarter after they are declared.
(3) Number of shares outstanding on the record date corresponding to each dividend, except the shares issued under the ATM program between the dividend declaration date and the dividend record date, as applicable.

16

 17  FY 2023 Earnings Presentation  US$ in million  Debt Details  2021  1Q22  2Q22  3Q22  4Q22  2022  1Q23  2Q23  3Q23  4Q23  2023  Project Debt  5,036.2  5,037.0  4,735.5  4,621.9  4,553.1  4,553.1  4,596.6  4,438.2  4,412.1  4,319.3  4,319.3  Project Cash  (534.4)  (625.9)  (545.1)  (675.8)  (540.2)  (540.2)  (493.5)  (414.0)  (546.6)  (415.3)  (415.3)  Net Project Debt  4,501.8  4,411.1  4,190.4  3,946.1  4,012.9  4,012.9  4,103.1  4,024.2  3,865.5  3,904.0  3,904.0  Corporate Debt  1,023.1  1,056.1  1,000.1  955.5  1,017.2  1,017.2  1,077.4  1,051.2  1,046.6  1,084.8  1,084.8  Corporate Cash  (88.3)  (113.1)  (123.1)  (105.8)  (60.8)  (60.8)  (109.4)  (72.8)  (48.0)  (33.1)  (33.1)  Net Corporate Debt  934.8  943.0  877.0  849.7  956.4  956.4  968.0  978.4  998.6  1,051.7  1,051.7  Total Net Debt  5,436.6  5,354.1  5,067.4  4,795.8  4,969.3  4,969.3  5,071.1  5,002.6  4,864.1  4,955.9  4,955.9  Net Corporate Debt / CAFD pre corporate interests1  3.5x  3.3x  3.1x  3.0x  3.4x  3.4x  3.3x  3.4x  3.4x  3.8x  3.8x  HISTORICAL FINANCIAL REVIEW  Key Financials by Quarter (2/2)  (1) Ratios presented are the ratios shown on each earnings presentation relating to such period.

FY 2023 Earnings Presentation

Atlantica Sustainable Infrastructure

HISTORICAL FINANCIAL REVIEW

# Segment Financials by Quarter

| Revenue US $ in thousands | 2021 | 1Q22 | 2Q22 | 3Q22 | 4Q22 | 2022 | 1Q23 | 2Q23 | 3Q23 | 4Q23 | 2023 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| by Geography | | | | | | | | | | | |
| NORTH AMERICA | 395,775 | 74,304 | 124,968 | 124,423 | 81,352 | 405,047 | 72,840 | 129,331 | 136,574 | 86,143 | 424,888 |
| SOUTH AMERICA | 154,985 | 38,528 | 39,804 | 44,217 | 43,892 | 166,441 | 43,720 | 47,793 | 48,756 | 47,858 | 188,127 |
| EMEA | 660,989 | 134,620 | 143,060 | 134,481 | 118,380 | 530,541 | 125,949 | 134,986 | 118,634 | 107,310 | 486,879 |
| by Business Sector | | | | | | | | | | | |
| RENEWABLES | 928,525 | 182,101 | 238,234 | 232,423 | 168,619 | 821,377 | 172,600 | 238,610 | 228,907 | 162,639 | 802,756 |
| EFFICIENT NAT. GAS & HEAT | 123,692 | 25,327 | 28,091 | 28,526 | 31,647 | 113,591 | 27,403 | 27,407 | 30,164 | 33,443 | 118,417 |
| TRANSMISSION LINES | 105,680 | 26,620 | 28,234 | 28,425 | 29,994 | 113,273 | 28,831 | 32,167 | 30,827 | 31,651 | 123,476 |
| WATER | 53,852 | 13,404 | 13,273 | 13,747 | 13,364 | 53,788 | 13,674 | 13,927 | 14,066 | 13,579 | 55,245 |
| **Total Revenue** | **1,211,749** | **247,452** | **307,832** | **303,121** | **243,624** | **1,102,029** | **242,509** | **312,110** | **303,964** | **241,311** | **1,099,894** |

| Adjusted EBITDA | 2021 | 1Q22 | 2Q22 | 3Q22 | 4Q22 | 2022 | 1Q23 | 2Q23 | 3Q23 | 4Q23 | 2023 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| by Geography | | | | | | | | | | | |
| NORTH AMERICA | 311,803 | 58,266 | 102,913 | 96,981 | 51,828 | 309,988 | 51,969 | 102,069 | 106,646 | 58,580 | 319,264 |
| SOUTH AMERICA | 119,547 | 29,129 | 29,715 | 36,236 | 31,471 | 126,551 | 33,788 | 40,640 | 37,621 | 34,673 | 146,722 |
| EMEA | 393,038 | 86,231 | 96,051 | 95,118 | 83,161 | 360,561 | 88,447 | 86,915 | 79,186 | 74,388 | 328,936 |
| by Business Sector | | | | | | | | | | | |
| RENEWABLES | 602,583 | 122,223 | 174,606 | 173,022 | 118,165 | 588,016 | 119,122 | 173,448 | 167,872 | 115,262 | 575,704 |
| EFFICIENT NAT. GAS & HEAT | 99,935 | 21,699 | 22,315 | 22,794 | 17,752 | 84,560 | 22,610 | 21,396 | 22,520 | 20,867 | 87,393 |
| TRANSMISSION LINES | 83,635 | 20,523 | 22,656 | 23,047 | 21,784 | 88,010 | 23,470 | 25,780 | 24,006 | 22,787 | 96,043 |
| WATER | 38,235 | 9,181 | 9,102 | 9,473 | 8,758 | 36,514 | 9,002 | 9,000 | 9,055 | 8,725 | 35,782 |
| **Total Adjusted EBITDA** | **824,388** | **173,626** | **228,678** | **228,336** | **166,459** | **797,100** | **174,204** | **229,624** | **223,453** | **167,641** | **794,922** |

18

FY 2023 Earnings Presentation

Atlantica
Sustainable Infrastructure

HISTORICAL FINANCIAL REVIEW

# Key Performance Indicators

| Capacity in operation (at the end of the period) | | 2021 | 1Q22 | 2Q22 | 3Q22 | 4Q22 | 2022 | 1Q23 | 2Q23 | 3Q23 | 4Q23 | 2023 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| RENEWABLES[1] | (MW) | 2,044 | 2,044 | 2,048 | 2,121 | 2,121 | 2,121 | 2,161 | 2,161 | 2,161 | 2,171 | 2,171 |
| EFFICIENT NAT. GAS & HEAT[2] | (MW) | 398 | 398 | 398 | 398 | 398 | 398 | 398 | 398 | 398 | 398 | 398 |
| TRANSMISSION LINES | (Miles) | 1,166 | 1,229 | 1,229 | 1,229 | 1,229 | 1,229 | 1,229 | 1,229 | 1,229 | 1,229 | 1,229 |
| WATER[1] | (Mft³/day) | 17.5 | 17.5 | 17.5 | 17.5 | 17.5 | 17.5 | 17.5 | 17.5 | 17.5 | 17.5 | 17.5 |

| Production / Availability | | 2021 | 1Q22 | 2Q22 | 3Q22 | 4Q22 | 2022 | 1Q23 | 2Q23 | 3Q23 | 4Q23 | 2023 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| RENEWABLES[3] | (GWh) | 4,655 | 1,094 | 1,554 | 1,507 | 1,164 | 5,319 | 1,192 | 1,611 | 1,580 | 1,075 | 5,458 |
| EFFICIENT NAT. GAS & HEAT | (GWh)[4] | 2,292 | 625 | 626 | 647 | 603 | 2,501 | 600 | 630 | 662 | 657 | 2,549 |
| | (availability %)[5] | 100.6% | 100.3% | 99.9% | 101.1% | 95.1% | 98.9% | 94.9% | 99.2% | 102.3% | 102.1% | 99.6% |
| TRANSMISSION LINES | (availability %)[5] | 100.0% | 99.9% | 99.9% | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% | 99.9% | 99.9% | 100.0% |
| WATER | (availability %)[5] | 97.9% | 104.5% | 99.9% | 103.3% | 101.4% | 102.3% | 100.8% | 100.1% | 102.5% | 95.2% | 99.7% |

(1) Represents total installed capacity in assets owned or consolidated at the end of the period, regardless of our percentage of ownership in each of the assets, except for Vento II, for which we have included our 49% interest.
(2) Includes 43 MW corresponding to our 30% share in Monterrey and 55 MWt corresponding to thermal capacity from Calgary District Heating since May 14, 2021.
(3) Includes 49% of Vento II production since its acquisition. Includes curtailment in wind assets for which we receive compensation.
(4) GWh produced includes 30% share of the production from Monterrey.
(5) Availability refers to the time during which the asset was available to our client totally or partially divided by contracted or budgeted availability, as applicable.

19

FY 2023 Earnings Presentation

Atlantica
Sustainable Infrastructure

HISTORICAL FINANCIAL REVIEW

# Capacity Factors

| Historical Capacity Factors[1] | | 2021 | 1Q22 | 2Q22 | 3Q22 | 4Q22 | 2022 | 1Q23 | 2Q23 | 3Q23 | 4Q23 | 2023 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| SOLAR | | | | | | | | | | | | |
| | US | 26.1% | 17.2% | 39.1% | 32.4% | 16.6% | 26.3% | 15.2% | 42.4% | 36.9% | 18.5% | 28.3% |
| | Chile[2] | 23.9% | 25.3% | 20.4% | 24.6% | 28.8% | 24.8% | 27.6% | 21.4% | 19.0%[5] | 18.5%[5] | 21.6% |
| | Spain | 18.6% | 7.3% | 23.6% | 27.9% | 5.8% | 16.2% | 11.7% | 26.9% | 30.1% | 7.2% | 19.0% |
| | Italy | 16.5% | 12.7% | 19.7% | 20.0% | 9.2% | 15.4% | 11.8% | 16.9% | 18.3% | 8.3% | 13.8% |
| | Kaxu | 33.6% | 36.9% | 27.2% | 28.8% | 44.6% | 34.4% | 45.2% | 21.2% | 4.9%[4] | 0.0%[4] | 17.7%[4] |
| | Colombia | - | 27.1% | 24.0% | 24.7% | 23.4% | 24.8% | 20.6% | 22.8% | 27.3% | 24.0%[6] | 21.7%[6] |
| WIND | | | | | | | | | | | | |
| | US | 28.3% | 38.1% | 35.6% | 20.3% | 34.8% | 32.2% | 37.7% | 26.4% | 20.2% | 31.9% | 29.0% |
| | Uruguay[3] | 36.9% | 34.5% | 27.7% | 38.2% | 41.8% | 35.6% | 33.6% | 29.4% | 42.3% | 46.3% | 37.9% |

(1) Capacity factor ratio represents actual electrical energy output over a given period of time divided by the maximum possible electrical energy output assuming continuous operation at full nameplate capacity over that period. Historical Capacity Factors are calculated from the date of entry into operation or the acquisition of each asset. Some capacity factors are not indicative of a full period of operations.
(2) Includes Chile PV 2 since Q1 2021 and Chile PV 3 since Q3 2022.
(3) Includes curtailment production in wind assets for which we receive compensation.
(4) Scheduled major overhaul carried out by Siemens, the original equipment manufacturer, which lasted 28 days longer than expected and a subsequent unscheduled outage.
(5) Reduction in net capacity factor in Chile Solar in Q3 and Q4 2023 mostly due to curtailments, Additionally, lower solar resource in Q4 2023.
(6) Does not include 10MW from Honda 1 because asset had COD by the end of December 2023 and did not contribute to production during quarter.

20

 21  FY 2023 Earnings Presentation  Exchange rates as of December 31, 2023 (EUR/USD = 1.1039) and December 31, 2022 (EUR/USD = 1.0705).  Restricted cash is cash which is restricted generally due to requirements of certain project finance agreements.  US $ in million1  As of Dec. 31  2023  As of Dec. 31  2022  Corporate cash at Atlantica  33.0  60.8  Existing available revolver capacity  378.1  385.1  Total Corporate Liquidity  411.1  445.9  Cash at project companies  415.3  540.2  - Restricted2  177.0  207.6  - Other  238.3  332.6  LIQUIDITY  Liquidity Position

 22  FY 2023 Earnings Presentation  Strong Liquidity and No Significant Corporate Debt Maturities in the Short-term  411.1  33.0  34.0  179.1  321.0  154.0  396.8  0  100  200  300  400  500  2024  2025  2026  2027  2028  ~$411.1 million  Corporate Liquidity  ~3.6 years average maturity2 of current corporate debt  Revolving Credit Facility’s total limit is $450.0 million, of which $378.1 million was available as of December 31, 2023  $411.1 million available liquidity, out of which $33.0 million was corporate cash as of December 31,  2023  Corporate Debt Maturities1,2  Corporate Debt is the indebtedness where Atlantica Sustainable Infrastructure plc. is the primary obligor.  Corporate Debt Maturities as of December 31 2023, except for the Revolving Credit Facility for which we are considering the new maturity of December 2025, extended on May 30, 2023.  Corporate Liquidity means cash and cash equivalents held at Atlantica Sustainable Infrastructure plc. level as of December 31, 2023 plus available capacity under the Revolving Credit Facility as of December 31, 2023.  Corporate Cash corresponds to cash and cash equivalents held at Atlantica Sustainable Infrastructure plc.  Corporate Liquidity 3  Corp. Cash @ 31/12/23 4  LIQUIDITY AND DEBT MATURITIES  Liquidity and Corporate Debt Maturities

FY 2023 Earnings Presentation

Atlantica
Sustainable Infrastructure

LONG-TERM STABLE CASH FLOW

# Portfolio of Contracted Assets[1]


Year
24 25 26 27 28 29 30 31 32 33 34 35 36 37 38 39 40 41 42 43 44 45 46 47 48 49 72
Chile TL 4 72
Chile TL 3 49
Monterrey 46
ATS 44
Solana 43
Coso 41
ATN 41
Tenes 40
Mojave 39
Solaben 1&6 38
Albisu 38
Solaben 2&3 37
Solacor 1&2 37
Helios 1&2 37
Palmucho 37
Honaine 37
Helioenergy 1&2 36
Seville PV 36
Calgary 35
La Sierpe 35
Melowind 35
Solnova 1&3&4 35
Kaxu 35
Quadra 1&2 34
Palmatir 34
Cadonal 34
Skikda 34
PS 20 34
La Tolua 33
Tierra Linda 33
ATN 2 33
ACT 33
PS 10 32
Mini-Hydro 32
Italy PV 1&2&3&4 31
Honda 1 30
Elkhorn Valley 27
Prairie Star 27
Twin Groves II 26
# OF YEARS
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 48
Project debt term
Contract term3
Weighted Average Life

**PPAs with predefined prices for ~13 years on average[2]**

**Tails in most assets after debt amortization**

**Refinancing opportunities could increase CAFD in earlier years**

**Possibility to extend life in many assets (excluding ATN and ATS)**

(1) Does not include assets without PPAs or partially contracted.
(2) Calculated as weighted average years remaining as of December 31, 2023 based on CAFD estimates for the 2024-2027 period, including assets that have reached COD before December 31, 2023. See "Disclaimer – Forward Looking Statements".
(3) Regulation term in the case of Spain and Chile TL3.
(4) From the total amount of $211 million project debt, $74 million are progressively repaid following a theoretical 2036 maturity, with a legal maturity in 2027. The remaining $137 million are expected to be refinanced in or before 2027.

23

 24  FY 2023 Earnings Presentation  CORPORATE DEBT DETAILS  Corporate Debt as of December 31, 2023  Exchange rates as of December 31, 2023 (EUR/USD = 1.1039).  Amounts include principal amounts outstanding, unless stated otherwise.  As of December 31, 2023, letters of credit with face value in an amount equal to $54.4 million were outstanding and $378.1 million were available under the Revolving Credit Facility. The latter has a total limit of $450 million.  US $ in million1  Maturity  Amounts2  Credit Facilities  (Revolving Credit Facility)3  2025  54.4  (Other facilities)4  2024 – 2028  53.3  Green Exchangeable Notes5  2025  110.0  2020 Green Private Placement6  (€ denominated)  2026  318.7  Note Issuance Facility 20207  (€ denominated)  2027  152.4  Green Senior Notes8  2028  396.0  Total  1,084.8  Other facilities include the Commercial Paper Program, accrued interest payable and other debt.  Senior unsecured notes dated July 17, 2020, upon exchange, the notes may be settled, at our election, into Atlantica ordinary shares, cash or a combination of both.  Senior secured notes dated April 1, 2020, of €290 million.  Senior unsecured note facility dated July 8, 2020, of €140 million.  Green Senior Unsecured Notes dated May 18, 2021, of $400 million.

FY 2023 Earnings Presentation

Atlantica
Sustainable Infrastructure

INTEREST RATE RISK COVERAGE

# 93%[1] of Consolidated Debt Fixed or Hedged[2]

## Project Debt

| ASSET | INTEREST TYPE | FIXED[1,3] |
|---|---|---|
| Solana | fixed | 100% |
| Mojave | fixed | 100% |
| Coso | hedged | 100% |
| Solaben 2 | hedged | 90% |
| Solaben 3 | hedged | 90% |
| Logrosan | hedged | 100% |
| Solacor 1 | hedged | 90% |
| Solacor 2 | hedged | 90% |
| Helioenergy 1 | hedged | 99% |
| Helioenergy 2 | hedged | 99% |
| Solnova 1 | hedged | 90% |
| Solnova 3 | hedged | 90% |
| Solnova 4 | hedged | 90% |
| Helios 1/2 | fixed | 100% |
| Solaben 1/6 | fixed | 100% |
| Palmatir | fixed | 94% |
| Cadonal | hedged | 88% |
| Melowind | hedged | 75% |
| ACT | hedged | 75% |
| ATN | fixed | 100% |
| ATN 2 | fixed | 100% |
| ATS | fixed | 100% |
| Quadra 1 | hedged | 75% |
| Quadra 2 | hedged | 75% |
| Palmucho | hedged | 75% |
| Skikda | fixed | 100% |
| Tenes | fixed | 100% |
| Kaxu | hedged | 58% |
| Chile PV 1&2 | hedged | 80% |
| Rioglass | hedged | 78% |
| Montesejo | fixed | 100% |

| | |
|---|---|
| Hedged[4] | 42.6% |
| Fixed[4] | 59.7% |
| **Total Fixed or Hedged** | 92.3% |

## Corporate Debt

| INSTRUMENT | INTEREST TYPE | DEC. 31, 2023 |
|---|---|---|
| Revolving Credit Facility (RCF) | Variable | 54.4 |
| Green Exchangeable Notes | Fixed | 110.0 |
| 2020 Green Private Placement | Fixed | 318.7 |
| Note Issuance Facility 2020 | Hedged (100%)[6] | 152.4 |
| Green Senior Notes | Fixed | 396.0 |
| Other facilities[5] | Fixed | 52.3 |
| **Total Outstanding Debt** | | **1,084.8** |

| | |
|---|---|
| Hedged[4] | 14.1% |
| Fixed[4] | 80.0% |
| **Total Fixed or Hedged** | 94.1% |

**~94% of Corporate Debt & ~92% of Project Debt fixed or hedged[1]**

(1) Calculated as the weighted average of the % of fixed or hedged corporate debt and the % of fixed or hedged project debt based on outstanding balance as of December 31, 2023.
(2) See our Annual Report on Form 20-F for the fiscal year ended December 31, 2023 for additional information on the specific interest rates and hedges.
(3) Percentage fixed or hedged.
(4) Weighted average based on outstanding balance as of December 31, 2023.
(5) Other facilities include the Commercial Paper Program, accrued interest payable and other debt.
(6) Hedged at 100% until the end of 2024.

25

 26  FY 2023 Earnings Presentation  Project Debt Amortization Schedule  Full Year  Asset ($ Millions)  2024  2025  2026  2027  2028  Thereafter  Total  Solana  25.4  26.8  29.5  32.4  35.4  418.6  568.1  Mojave  37.6  38.1  39.4  40.7  36.2  279.2  471.2  Kaxu  26.3  26.0  29.3  31.9  34.7  85.8  234  Helios 1/2  22.2  22.4  21.8  22.2  22.5  168.6  279.7  Solaben 1/6  14.3  15.2  15.9  16.3  17.0  101.0  179.7  Solaben 2/3  13.2  19.4  21.5  23.1  115.94  128.1  321.2  Solnova 1/3/4  31.5  31.5  33.1  32.9  31.7  177.4  338.1  Helioenergy 1/2  19.3  20.5  19.4  20.7  23.0  132.3  235.2  Solacor 1/2  14.7  15.1  15.5  15.9  16.1  132.3  209.6  Chile PV 1  2.6  1.0  1.1  1.6  2.2  41.7  50.2  Chile PV 2  1.3  1.4  2.4  2.0  2.2  11.5  20.8  Italy PV 1, 3 & 4  0.6  0.6  0.3  -  -  -  1.5  Total Solar  209.0  218.0  229.2  239.7  336.9  1,676.5  2,909.3  Palmatir  7.0  6.6  7.0  7.5  8.0  30.2  66.3  Cadonal  3.5  3.1  3.4  3.6  3.9  26.8  44.3  Melowind  4.8  5.0  5.1  4.8  5.7  40.8  66.2  Total Wind  15.3  14.7  15.5  15.9  17.6  97.8  176.8  ATN  6.1  6.4  6.9  7.3  6.7  48.2  81.6  ATS  12.0  8.3  9.5  10.7  12.1  332.0  384.6  ATN 2  5.0  5.1  5.4  5.4  5.6  14.2  40.7  Quadra 1/2 & Palmucho  5.5  6.1  6.6  7.3  8.0  20.7  54.2  Total Transmission  28.6  25.9  28.4  30.7  32.4  415.1  561.1  Skikda  2.6  -  -  -  -  -  2.6  Tenes  8.6  8.6  8.9  9.3  9.6  28.7  73.7  Total Water  11.2  8.6  8.9  9.3  9.6  28.7  76.3  Coso  14.6  14.2  14.7  145.15  -  -  188.6  ACT  39.2  42.3  54.6  59.0  68.0  138.4  401.5  Rioglass CSP  2.4  1.6  1.2  0.3  0.1  -  5.6  Total Other  56.2  58.1  70.5  204.4  68.1  138.4  595.7  Total Non-Recourse Project Debt  320.3  325.3  352.5  500.0  464.6  2,356.5  4,319.3  No refinancing risk at the project level3  Includes $87.2 million tranche mini-perm structure to be refinanced in 2028.  Includes $140 million tranche mini-perm structure to be refinanced in 2027.  Project debt amortization schedule as of December 31, 2023.  Not including unconsolidated affiliates.  (3) Only 5% of our project debt needs to be refinanced by 2027/2028, which corresponds to the two tranches in (4) and (5).

 Our management believes Adjusted EBITDA, CAFD, and CAFD per share are useful to investors and other users of our financial statements in evaluating our operating performance because such measures provide investors with additional tools to compare business performance across companies and across periods. Adjusted EBITDA is widely used by investors to measure a company’s operating performance without regard to items such as interest expense, taxes, depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired. Our management believes CAFD and CAFD per share are relevant supplemental measure of the Company’s ability to earn and distribute cash returns to investors and is useful to investors in evaluating our operating performance because securities analysts and other interested parties use such calculations as a measure of our ability to make quarterly distributions. In addition, CAFD and CAFD per share are used by our management team for determining future acquisitions and managing our growth. Our management uses Adjusted EBITDA, CAFD and CAFD per share as measures of operating performance to assist in comparing performance from period to period and aims to use them on a consistent basis moving forward. They also readily view operating trends as a measure for planning and forecasting overall expectations, for evaluating actual results against such expectations, and for communicating with our board of directors, shareholders, creditors, analysts and investors concerning our financial performance. Adjusted EBITDA, CAFD, and CAFD per share are widely used by other companies in the same industry.  We present non-GAAP financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. The non-GAAP financial measures may not be comparable to other similarly titled measures employed by other companies and they may have limitations as analytical tools. These measures may not be fit for isolated consideration or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-GAAP financial measures and ratios are not measurements of our performance or liquidity under IFRS as issued by the IASB. Thus, they should not be considered as alternatives to operating profit, profit for the period, any other performance measures derived in accordance with IFRS as issued by the IASB, any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities. Some of the limitations of these non-GAAP measures are:  they do not reflect our cash expenditures, future requirements for capital expenditures or contractual commitments;  they do not reflect changes in, or cash requirements for, our working capital needs;  they may not reflect the significant interest expense, or the cash requirements necessary, to service interest or principal payments, on our debts;  although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often need to be replaced in the future and Adjusted EBITDA, CAFD and, CAFD per share do not reflect any cash requirements that would be required for such replacements;  some of the exceptional items that we eliminate in calculating Adjusted EBITDA reflect cash payments that were made, or will be made in the future; and  the fact that other companies in our industry may calculate Adjusted EBITDA, CAFD, and CAFD differently than we do, which limits their usefulness as comparative measures.  We define Adjusted EBITDA as profit/(loss) for the period attributable to the parent company, after previously adding back loss/(profit) attributable to non- controlling interest, income tax expense, financial expense (net), depreciation, amortization and impairment charges of entities included in our consolidated financial statements and depreciation and amortization, financial expense and income tax expense of unconsolidated affiliates (pro-rata of our equity ownership). CAFD is calculated as cash distributions received by the Company from its subsidiaries minus cash expenses of the Company, including debt service and general and administrative expenses, plus realized dispositions gains and losses of ownership interest in assets. CAFD per share is calculated by dividing CAFD for the period by weighted average number of shares for the period.  27  FY 2023 Earnings Presentation  NON-GAAP FINANCIAL INFORMATION  Reconciliation of Non-GAAP Measures

 28  FY 2023 Earnings Presentation  Information presented as the pro-rata share of our unconsolidated affiliates reflects our proportionate ownership of each asset in our property portfolio that we do not consolidate and has been calculated by multiplying our unconsolidated affiliates’ financial statement line items by our percentage ownership thereto. Note 7 to our consolidated financial statements as of and for the period ended December 31, 2023 includes a description of our unconsolidated affiliates and our pro rata share thereof. We do not control the unconsolidated affiliates. Multiplying our unconsolidated affiliates’ financial statement line items by our percentage ownership may not accurately represent the legal and economic implications of holding a noncontrolling interest in an unconsolidated affiliate. We include pro-rata share of depreciation and amortization, financial expense and income tax expense of unconsolidated affiliates because we believe it assists investors in estimating the effect of such items in the profit/(loss) of entities carried under the equity method (which is included in the calculation of our Adjusted EBITDA) based on our economic interest in such unconsolidated affiliates. Each unconsolidated affiliate may report a specific line item in its financial statements in a different manner. In addition, other companies in our industry may calculate their proportionate interest in unconsolidated affiliates differently than we do, limiting the usefulness of such information as a comparative measure. Because of these limitations, the information presented as the pro-rata share of our unconsolidated affiliates should not be considered in isolation or as a substitute for our or such unconsolidated affiliates’ financial statements as reported under applicable accounting principles.  NON-GAAP FINANCIAL INFORMATION  Reconciliation of Non-GAAP Measures

FY 2023 Earnings Presentation

Atlantica
Sustainable Infrastructure

RECONCILIATION

# Reconciliation of CAFD and Adjusted EBITDA to Profit for the period attributable to the Company

| (in thousands of U.S. dollars) | For the three-month period ended December 31 | | For the year ended December 31 | |
|---|---|---|---|---|
| | 2023 | 2022 | 2023 | 2022 |
| **Profit/(loss) for the period attributable to the Company** | **(2,251)** | **4,030** | **43,380** | **(5,443)** |
| Profit/(loss) attributable to non-controlling interest | (9,789) | (7,922) | (6,932) | 3,356 |
| Income tax | (11,164) | (22,664) | 790 | (9,689) |
| Depreciation and amortization, financial expense and income tax expense of unconsolidated affiliates (pro rata of our equity ownership) | 3,026 | 7,395 | 21,439 | 24,304 |
| Financial expense, net | 80,050 | 86,041 | 317,974 | 310,934 |
| Depreciation, amortization, and impairment charges | 107,769 | 99,579 | 418,271 | 473,638 |
| **Adjusted EBITDA** | **167,641** | **166,459** | **794,922** | **797,100** |
| Atlantica's pro-rata share of EBITDA from unconsolidated affiliates | (8,708) | (8,192) | (34,647) | (45,769) |
| Non-monetary items | (11,357) | (4,196) | (3,119) | 27,996 |
| *Accounting provision for electricity market prices in Spain* | *(7,385)* | *(2,980)* | *(3,495)* | *25,253* |
| *Difference between billings and revenue in assets accounted for as concessional financial assets* | *10,615* | *13,434* | *58,892* | *61,631* |
| *Income from cash grants in the US* | *(14,629)* | *(14,650)* | *(58,516)* | *(58,888)* |
| *Other non monetary items* | - | - | - | - |
| Maintenance Capex | (3,191) | (4,847) | (27,929) | (18,588) |
| Dividends from equity method investments | 5,449 | 11,493 | 34,329 | 67,695 |
| Net interest and income tax paid | (112,805) | (115,148) | (272,708) | (277,284) |
| Changes in other assets and liabilities | 20,054 | 49,885 | (92,736) | 102,896 |
| Deposits into/ withdrawals from restricted accounts[1] | 35,192 | 33,696 | 47,617 | 33,018 |
| Change in non-restricted cash at project level[1] | 107,848 | 125,662 | 126,324 | (61,672) |
| Dividends paid to non-controlling interests | (5,674) | (12,767) | (31,433) | (39,209) |
| Debt principal repayments | (142,211) | (183,183) | (304,880) | (348,311) |
| **Cash Available For Distribution** | **51,576** | **58,862** | **235,740** | **237,872** |

(1) "Deposits into/ withdrawals from restricted accounts" and "Change in non-restricted cash at project level" are calculated on a constant currency basis to reflect actual cash movements isolated from the impact of variations generated by foreign exchange changes during the period.

29

 30  FY 2023 Earnings Presentation  RECONCILIATION  Reconciliation of Adjusted EBITDA to Net Cash Provided by Operating Activities        (in thousands of U.S. dollars)  For the three-month period   ended December 31   For the year ended   December 31   2023  2022  2023  2022  Net cash provided by operating activities  54,226  70,595  388,048  586,322  Net interest and income tax paid  112,805  115,149  272,708  277,284  Changes in working capital  (20,303)  (31,027)  95,844  (78,805)  Non-monetary items & other  11,542  3,550  3,674  (33,470)  Atlantica’s pro-rata share of EBITDA from   unconsolidated affiliates   9,371  8,192  34,648   45,769  Adjusted EBITDA  167,641  166,459  794,922  797,100  Reconciliation of CAFD to CAFD per share  For the three-month period   ended December 31   For the year ended   December 31   2023  2022  2023  2022  CAFD (in thousands of U.S. dollars)  51,576  58,862  235,739  237,872  Weighted average number of shares (basic) for the  period (in thousands)  116,159  116,055  116,152  114,695  CAFD per share (in U.S. dollars)  0.4440  0.5072  2.0296  2.0740

 31  FY 2023 Earnings Presentation  RECONCILIATION  Reconciliation of 2024 Target Guidance for Adjusted EBITDA  to CAFD  (in millions of U.S. dollars)  Guidance1  2024E  Adjusted EBITDA  800 - 850  Atlantica’s pro-rata share of EBITDA from unconsolidated affiliates  (40) - (50)  Dividends from equity method investments  40 – 50  Non-monetary items2  (15) - (60)  Net interest and income tax paid  (290) - (310)  Maintenance Capex  (20) - (30)  Dividends paid to non controlling interests  (25) - (35)  Principal amortization of indebtedness  (290) - (310)  Changes in other assets and liabilities and change in available cash at  project level  50 – 90  Monterrey divestment excluding gain  30 - 30  Cash Available For Distribution  220 - 270  The forward-looking measures of 2024 Adjusted EBITDA and CAFD are non-GAAP measures that cannot be reconciled to the most directly comparable GAAP financial measure without unreasonable effort primarily because of the uncertainties involved in estimating forward looking income tax expense, mark-to-market changes in derivatives, profit attributable to non-controlling interest and Share of loss/(profit) of entities carried under the equity method to arrive at net income and which are subtracted therefrom to arrive to CAFD.  Non-monetary items include (1) a positive non-cash adjustment for approximately $45 million corresponding to the difference between billings and revenue in assets accounted for as concessional financial assets, primarily related to ACT, (2) a negative non-cash adjustment between $45 million and nil related to electricity market prices in Spain and (3) a negative non-cash adjustment of approximately $58 million related to income from cash grants in the U.S.

FY 2023 Earnings Presentation

Atlantica
Sustainable Infrastructure

AT A GLANCE

# Sizeable and Diversified Asset Portfolio

As of December 31, 2023

**RENEWABLE ENERGY**

| ASSET | TYPE | STAKE | LOCATION | GROSS CAPACITY | OFFTAKER | RATING[1] | YEARS IN CONTRACT LEFT[6] | CURRENCY |
|---|---|---|---|---|---|---|---|---|
| Solana | | 100% | USA (Arizona) | 280 MW | APS | BBB+/A3/BBB+ | 20 | USD |
| Mojave | | 100% | USA (California) | 280 MW | PG&E | BB/Ba1/BB+ | 16 | USD |
| Coso | | 100% | USA (California) | 135 MW | SCPPA & two CCAs[4] | Investment grade[4] | 18 | USD |
| Elkhorn Valley[7] | | 49% | USA (Oregon) | 101 MW | Idaho Power Company | BBB/Baa1/-- | 4 | USD |
| Prairie Star[7] | | 49% | USA (Minnesota) | 101 MW | Great River Energy | --/A3/A- | 4 | USD |
| Twin Groves II[7] | | 49% | USA (Illinois) | 198 MW | Exelon Generation Co. | BBB+/Baa2/-- | 2 | USD |
| Lone Star II[7] | | 49% | USA (Texas) | 196 MW | n/a | n/a | n/a | USD |
| Chile PV 1 | | 35% | Chile | 55 MW | n/a | n/a | n/a | USD[3] |
| Chile PV 2 | | 35% | Chile | 40 MW | n/a | Not rated | 7 | USD[3] |
| Chile PV 3 | | 35% | Chile | 73 MW | n/a | n/a | n/a | USD[3] |
| La Sierpe | | 100% | Colombia | 20 MW | Coenersa[5] | Not rated | 12 | COP |
| La Tolua | | 100% | Colombia | 20 MW | Coenersa[5] | Not rated | 9 | COP |
| Tierra Linda | | 100% | Colombia | 10 MW | Coenersa[5] | Not rated | 9 | COP |
| Honda 1 | | 50% | Colombia | 10 MW | Enel Colombia | BBB-/---/BBB | 7 | COP |
| Albisu | | 100% | Uruguay | 10 MW | Montevideo Refrescos | Not rated | 15 | UYU |
| Palmatir | | 100% | Uruguay | 50 MW | UTE | BBB+/Baa2/BBB[2] | 10 | USD |
| Cadonal | | 100% | Uruguay | 50 MW | UTE | BBB+/Baa2/BBB[2] | 11 | USD |
| Melowind | | 100% | Uruguay | 50 MW | UTE | BBB+/Baa2/BBB[2] | 12 | USD |
| Mini-Hydro | | 100% | Peru | 4 MW | Peru | BBB/Baa1/BBB | 9 | USD[3] |

(1) Reflects the counterparties' issuer credit ratings issued by S&P, Moody's and Fitch, respectively, as of February 29, 2024.
(2) It refers to the credit rating of Uruguay, as UTE is unrated.
(3) USD denominated but payable in local currency.
(4) Refers to the credit rating of two Community Choice Aggregators: Silicon Valley Clean Energy and Monterrey Bay Community Power, both with A rating from S&P; Southern California Public Power Authority, the third off-taker, is not rated.
(5) Largest electricity wholesaler in Colombia.
(6) As of December 31, 2023.
(7) Part of Vento II portfolio.

32

FY 2023 Earnings Presentation

Atlantica Sustainable Infrastructure

AT A GLANCE

# Sizeable and Diversified Asset Portfolio

| As of December 31, 2023 | ASSET | TYPE | STAKE | LOCATION | GROSS CAPACITY | OFFTAKER | RATING[1] | YEARS IN CONTRACT LEFT[6] | CURRENCY |
|---|---|---|---|---|---|---|---|---|---|
| RENEWABLE ENERGY | Solaben 2/3 | | 70% | Spain | 2x50 MW | Kingdom of Spain | A/Baa1/A- | 14/14 | EUR[4] |
| | Solacor 1/2 | | 87% | Spain | 2x50 MW | Kingdom of Spain | A/Baa1/A- | 13/13 | EUR[4] |
| | PS 10/20 | | 100% | Spain | 31 MW | Kingdom of Spain | A/Baa1/A- | 8/10 | EUR[4] |
| | Helioenergy 1/2 | | 100% | Spain | 2x50 MW | Kingdom of Spain | A/Baa1/A- | 13/13 | EUR[4] |
| | Helios 1/2 | | 100% | Spain | 2x50 MW | Kingdom of Spain | A/Baa1/A- | 13/14 | EUR[4] |
| | Solnova 1/3/4 | | 100% | Spain | 3x50 MW | Kingdom of Spain | A/Baa1/A- | 11/11/12 | EUR[4] |
| | Solaben 1/6 | | 100% | Spain | 2x50 MW | Kingdom of Spain | A/Baa1/A- | 15/15 | EUR[4] |
| | Seville PV | | 80% | Spain | 1 MW | Kingdom of Spain | A/Baa1/A- | 12 | EUR[4] |
| | Italy PV 1 | | 100% | Italy | 1.6 MW | Italy | BBB/Baa3/BBB | 8 | EUR[4] |
| | Italy PV 2 | | 100% | Italy | 2.1 MW | Italy | BBB/Baa3/BBB | 8 | EUR[4] |
| | Italy PV 3 | | 100% | Italy | 2.5 MW | Italy | BBB/Baa3/BBB | 8 | EUR[4] |
| | Italy PV 4 | | 100% | Italy | 3.6 MW | Italy | BBB/Baa3/BBB | 8 | EUR[4] |
| | Kaxu | | 51% | South Africa | 100 MW | Eskom | BB-/Ba2/BB-[2] | 11 | ZAR |
| EFFICIENT NAT. GAS & HEAT | Calgary | | 100% | Canada | 55 MWt | 22 High quality clients[3] | ~60% AA- or higher[3] | 12 | CAD |
| | ACT | | 100% | Mexico | 300 MW | Pemex | BBB/B3/B+ | 9 | USD[5] |
| | Monterrey | | 30% | Mexico | 142 MW | Industrial Customers | Not rated | 22 | USD |
| TRANSMISSION LINES | ATN | | 100% | Peru | 379 miles | Peru | BBB/Baa1/BBB | 17 | USD[5] |
| | ATS | | 100% | Peru | 569 miles | Peru | BBB/Baa1/BBB | 20 | USD[5] |
| | ATN 2 | | 100% | Peru | 81 miles | Minera Las Bambas | Not rated | 9 | USD |
| | Quadra 1/2 | | 100% | Chile | 49 miles / 32 miles | Sierra Gorda | Not rated | 11/11 | USD[5] |
| | Palmucho | | 100% | Chile | 6 miles | Enel Generacion Chile | BBB/-/BBB+ | 14 | USD[5] |
| | Chile TL 3 | | 100% | Chile | 50 miles | CNE | A/A2/A- | n/a | USD[5] |
| | Chile TL 4 | | 100% | Chile | 63 miles | Several Mini-hydro plants | Not rated | 48 | USD |
| WATER | Skikda | | 34% | Algeria | 3.5 Mft³/day | Sonatrach & ADE | Not rated | 10 | USD[5] |
| | Honaine | | 26% | Algeria | 7 Mft³/day | Sonatrach & ADE | Not rated | 14 | USD[5] |
| | Tenes | | 51% | Algeria | 7 Mft³/day | Sonatrach & ADE | Not rated | 16 | USD[5] |

(1) Reflects the counterparties' issuer credit ratings issued by S&P, Moody's and Fitch, respectively, as of February 29, 2024.
(2) It refers to the credit rating of the Republic of South Africa.
(3) Diversified mix of 22 high credit quality clients (~41% A+ rating or higher, the rest unrated).
(4) Gross cash in euros dollarized through currency hedges.
(5) USD denominated but payable in local currency.
(6) As of December 31, 2023.

33

Great West House, GW1, 17th floor, Great West Road  Brentford TW8 9DF London (United Kingdom)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Atlantica Sustainable Infrastructure plc

Date: February 29, 2024	By:	/s/ Santiago Seage
		Name:	Santiago Seage
		Title:	Chief Executive Officer